Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Twelve And Three Months Ended December 31, 2020

HAMILTON, Bermuda, Feb. 10, 2021 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore", the "Company" or "we") today announced results for the twelve months and three months ended December 31, 2020.

Highlights and Recent Activity

  Reported a net loss of $6.0 million for the twelve months ended December 31, 2020 or $0.18 loss per basic and diluted share, which includes $6.5 million in respect of loss on the sale of the Ardmore Seamariner and unrealized losses on derivatives; earnings adjusted for these costs (see Adjusted earnings in the Non-GAAP Measures section) are $0.5 million, or $0.02 Adjusted earnings per basic and diluted share. This compares to a net loss of $22.9 million, or $0.69 loss per basic and diluted share for the twelve months ended December 31, 2019.
  Reported Adjusted EBITDA (see Non-GAAP Measures section) of $57.0 million for the twelve months ended December 31, 2020, as compared to $53.3 million for the twelve months ended December 31, 2019.
  Reported a net loss of $19.5 million for the three months ended December 31, 2020 or $0.59 loss per basic and diluted share, which includes $6.4 million in respect of loss on the sale of the Ardmore Seamariner; loss adjusted for these costs (see Adjusted loss in Non-GAAP Measures section) of $13.0 million for the three months ended December 31, 2020 or $0.39 Adjusted loss per basic and diluted share. This compares to a net income of $1.9 million, or $0.06 earnings per basic and diluted share for the three months ended December 31, 2019.
  Reported Adjusted EBITDA (see Non-GAAP Measures section) of $0.9 million for the three months ended December 31, 2020, as compared to $17.8 million for the three months ended December 31, 2019.
  MR tankers earned $15,650 per day overall and $15,993 for Eco-design MRs for the twelve months ended December 31, 2020 while chemical tankers earned $14,332 per day for the period. MR tankers earned $9,436 per day overall and $9,603 for Eco-design MRs for the three months ended December 31, 2020 while chemical tankers earned $10,916 per day for the period.
  In December 2020, Ardmore agreed to terms for the sale of the Ardmore Seamariner, a 2006-built 45,726 Dwt Eco-mod MR Tanker, which was sold for $10.0 million and delivered to the buyer on January 14, 2021.
  Repurchased 98,652 shares under Ardmore's new share repurchase plan in the fourth quarter of 2020, at a weighted-average price of $2.91 per share.
  Completed the previously announced $10.0 million loan facility for the Ardmore Seafarer with Iyo Bank, Japan. The facility has a duration of five years and is priced at LIBOR plus a margin of 2.25%.
  Ardmore expects to publish its first annual Progress Report on February 15, 2021, presenting what Ardmore has accomplished over the past year on matters relating to environment, social progress and governance and setting out its approach to supporting the global energy transition and the decarbonization of the shipping industry.

Anthony Gurnee, the Company's Chief Executive Officer, commented:

During 2020, the product tanker market experienced its most extreme period of volatility in many years. During the first half, MR charter rates rose to record highs, peaking at $77,000 per day, while the second half saw charter rates reach new lows as the pandemic impacted oil demand and cargo volumes. Overall, despite the pronounced weakness in the fourth quarter, we are pleased to report a profitable year, with adjusted earnings of $0.5 million, eco-design spot MR performance of $15,990, and year-end cash at $58 million.

MR charter rates so far in the first quarter have risen noticeably from fourth quarter lows, from $9,600 / day to $11,700 / day, driven by modest economic recovery and winter market activity. Our chemical tankers performed well on a relative basis in the fourth quarter, earning $10,900 / day; we expect chemical tanker performance to improve over the course of 2021, given the high correlation of demand to global GDP growth. Overall, we remain cautious about the first half of 2021, but believe the second half will bring rapidly improving market conditions and set the stage for a full recovery driven by above-trend demand growth and constrained product tanker supply growth.

Beyond the immediate post-pandemic recovery, we believe product tankers will experience continued overall demand growth to the end of the decade, with global economic growth and refinery developments away from points of consumption more than offsetting the initial impact of the energy transition; however, we expect the energy transition to put a significant damper on tanker supply as new regulations such as EEXI accelerate the phase-out of inefficient vessels, resulting in a tight market.

As we look forward to a brighter future for the tanker market and opportunities in the energy transition, we must not forget the challenges and hardships the ongoing pandemic presents, most of all for our seafarers, but also our shore staff in lockdown and in travel-related quarantine on our behalf. We acknowledge their sacrifices and want to thank them sincerely for their perseverance and professionalism.

Summary of Recent and Fourth Quarter 2020 Events

Fleet

Fleet Operations and Employment

As at December 31, 2020, the Company had 27 vessels in operation, including 21 MR tankers ranging from 45,000 deadweight tonnes (Dwt) to 49,999 Dwt (15 Eco-Design and six Eco-Mod) and six Eco-Design IMO 2 product / chemical tankers ranging from 25,000 Dwt to 37,800 Dwt.

MR Tankers (45,000 Dwt – 49,999 Dwt)

For the twelve months ended December 31, 2020, the MR tankers earned an average TCE rate of $15,650 per day. The Company's 15 Eco-Design MR tankers earned an average TCE rate of $15,993 for the twelve months ended December 31, 2020 and the Company's six Eco-Mod MR tankers earned an average TCE rate of $14,284 per day.

At the end of the fourth quarter of 2020, the Company had 21 MR tankers trading in the spot market or on short-term time charters. The MR tankers earned an average TCE rate of $9,436 per day in the fourth quarter of 2020. In the fourth quarter of 2020, the Company's 15 Eco-Design MR tankers earned an average TCE rate of $9,603 and the Company's six Eco-Mod MR tankers earned an average TCE rate of $9,052 per day.

In the first quarter of 2021, the Company expects to have 120 revenue days for its MR Eco-Design tankers on time charter, with the remaining days for its MR Eco-Design and all of its MR Eco-Mod tankers employed in the spot market. As of February 10, 2021, the Company had fixed approximately 45% of its total MR revenue days for the first quarter of 2021 at an average TCE rate of approximately $11,500 per day.

Product / Chemical Tankers (IMO 2: 25,000 Dwt – 37,800 Dwt)

For the twelve months ended December 31, 2020, the Company's six Eco-Design product / chemical vessels earned an average TCE rate of $14,332 per day.

At the end of the fourth quarter of 2020, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading in the spot market. During the fourth quarter of 2020, the Company's six Eco-Design product / chemical vessels earned an average TCE rate of $10,916 per day.

In the first quarter of 2021, the Company expects to have all revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market. As of February 10, 2021, the Company had fixed approximately 75% of its Eco-Design IMO 2 product / chemical tankers spot revenue days for the first quarter of 2021 at an average TCE rate of approximately $11,000 per day.

Drydocking

The Company had 142 drydock days, including repositioning days, in the fourth quarter of 2020. The Company expects to have 40 drydock days, including repositioning days, in the first quarter of 2021.

Capital Allocation Policy

Consistent with the Company's capital allocation policy, the Company is not declaring a dividend for the fourth quarter of 2020.

Vessel Sale

In December 2020, Ardmore agreed to terms for the sale of the Ardmore Seamariner and repaid all amounts outstanding under the related term loan on January 7, 2021. The price for the subsequent sale of the vessel by Ardmore was $10.0 million, which was paid upon delivery of the vessel to the buyer on January 14, 2021.

Share Repurchase Plan

During the three months ended December 31, 2020, the Company repurchased 98,652 shares under the new share repurchase plan the Company adopted in September 2020, at a weighted-average price of $2.91 per share.

Financing

On December 17, 2020, the Company completed the previously announced $10.0 million loan facility for the Ardmore Seafarer, a 2010 Japanese MR product tanker delivered in August 2020, with Iyo Bank, Japan. The facility has a duration of five years and is priced at LIBOR plus a margin of 2.25%. The covenants and other conditions of the facility are consistent with those of Ardmore's existing debt facilities.

Progress Report

The Company expects to publish its first annual Progress Report on February 15, 2021, presenting what has been accomplished over the past year on matters relating to environment, social progress and governance. The Report also discusses the philosophy and rationale behind our efforts in these areas, and importantly, lays out our approach to support the global energy transition and the decarbonization of the shipping industry.

COVID-19

On March 11, 2020, the World Health Organization declared the recent novel coronavirus (COVID 19) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have caused and will likely continue to cause severe trade disruptions. The extent to which COVID–19 will impact the Company's results of operations and financial condition, including possible impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the measures taken to contain or treat its impact, among others. Accordingly, an estimate of the impact cannot be made at this time.

Results for the Three Months Ended December 31, 2020 and 2019

The Company reported a net loss of $19.5 million for the three months ended December 31, 2020, or $0.59 loss per basic and diluted share, as compared to net income of $1.9 million, or $0.06 earnings per basic and diluted share, for the three months ended December 31, 2019. Net loss for the three months ended December 31, 2020 includes the held for sale loss on the Ardmore Seamariner of $6.4 million. The Company reported Adjusted EBITDA (see Non-GAAP Measures section) of $0.9 million for the three months ended December 31, 2020 as compared to $17.8 million for the three months ended December 31, 2019.

The Company reported an Adjusted loss (see Non–GAAP Measures section) of $13.0 million for the three months ended December 31, 2020, or $0.39 Adjusted loss per basic and diluted share, as compared to Adjusted earnings of $2.5 million, or $0.08 Adjusted earnings per basic and $0.07 Adjusted earnings per diluted share, for the three months ended December 31, 2019.

Results for the Twelve Months Ended December 31, 2020 and 2019

The Company reported a net loss of $6.0 million for the twelve months ended December 31, 2020, or $0.18 loss per basic and diluted share, as compared to a net loss of $22.9 million, or $0.69 loss per basic and diluted share, for the twelve months ended December 31, 2019. Net loss for the twelve months ended December 31, 2020 includes the held for sale loss on the Ardmore Seamariner of $6.4 million. Net loss for the twelve months ended December 31, 2019 includes the aggregate loss of $13.2 million on the sales of the Ardmore Seamaster and the previous vessel named the Ardmore Seafarer. The Company reported Adjusted EBITDA (see Non-GAAP Measures section) of $57.0 million for the twelve months ended December 31, 2020, as compared to the $53.3 million for the twelve months ended December 31, 2019.

The Company reported Adjusted earnings (see Non-GAAP Measures section) of $0.5 million for the twelve months ended December 31, 2020, or $0.02 Adjusted earnings per basic and diluted share, as compared to an Adjusted loss of $9.2 million, or $0.28 Adjusted loss per basic and diluted share, for the twelve months ended December 31, 2019.

Management's Discussion and Analysis of Financial Results for the Three Months Ended December 31, 2020 and 2019

Revenue. Revenue for the three months ended December 31, 2020 was $41.7 million, a decrease of $19.0 million from $60.7 million for the three months ended December 31, 2019.

The Company's average number of owned vessels increased to 26 for the three months ended December 31, 2020, from 25 for the three months ended December 31, 2019. The Company had revenue days of 2,267 for the three months ended December 31, 2020, as compared to 2,280 for the three months ended December 31, 2019. The decrease in revenue days was due to an increase in drydocking days during the three months ended December 31, 2020, as compared to the three months ended December 31, 2019, partially offset by the increase in the Company's average number of owned vessels. The Company had 26 and 25 vessels employed directly in the spot market as at December 31, 2020 and 2019, respectively. The decrease in revenue days resulted in a decrease in revenue of $0.4 million, while changes in spot rates resulted in a decrease in revenue of $18.6 million for the three months ended December 31, 2020 as compared to the three months ended December 31, 2019.

Voyage Expenses. Voyage expenses were $19.9 million for the three months ended December 31, 2020, a decrease of $2.7 million from $22.6 million for the three months ended December 31, 2019. Voyage expenses decreased primarily due to the decrease in bunker prices for the three months ended December 31, 2020, as compared to the three months ended December 31, 2019.

TCE Rate. The average TCE rate for our fleet was $9,764 per day for the three months ended December 31, 2020, a decrease of $7,135 per day from $16,899 per day for the three months ended December 31, 2019. The decrease in average TCE rate was the result of lower spot rates for the three months ended December 31, 2020, as compared to the three months ended December 31, 2019. TCE rates represent net revenues (or revenue less voyage expenses) divided by revenue days.

Vessel Operating Expenses. Vessel operating expenses were $16.4 million for the three months ended December 31, 2020, an increase of $0.4 million from $16.0 million for the three months ended December 31, 2019. This increase is due to an increase in the average number of vessels in operation for the three months ended December 31, 2020, as well as the impact of COVID–19 and the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, are prone to fluctuations between periods. Average fleet operating expenses per day, including technical management fees, were $6,518 per vessel for the three months ended December 31, 2020, as compared to $6,707 per vessel for the three months ended December 31, 2019.

Charter Hire Costs. Charter hire costs were $1.2 million for the three months ended December 31, 2020. There were no charter hire costs incurred in the three months ended December 31, 2019. Ardmore chartered in one vessel in September 2020.

Depreciation. Depreciation expense for the three months ended December 31, 2020 was $8.3 million, an increase of $0.3 million from $8.0 million for the three months ended December 31, 2019. This increase is primarily due to an increase in the average number of owned vessels for the three months ended December 31, 2020.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended December 31, 2020 was $1.7 million, an increase of $0.3 million from $1.4 million for the three months ended December 31, 2019. The increase is primarily due to an increased number of drydockings as the Company's fleet ages. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended December 31, 2020 were $3.1 million, a decrease of $0.5 million from $3.6 million for the three months ended December 31, 2019. This decrease is primarily due to a decrease in staff costs and no travel in the fourth quarter of 2020.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to the Company's chartering and commercial operations departments in connection with the Company's spot trading activities. Commercial and chartering expenses for the three months ended December 31, 2020 were $0.2 million, a decrease of $0.5 million from $0.7 million for the three months ended December 31, 2019. This decrease is due to lower headcount and no travel in the fourth quarter of 2020.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the three months ended December 31, 2020 were $3.9 million, a decrease of $2.8 million from $6.7 million for the three months ended December 31, 2019. Cash interest expense decreased by $2.3 million to $3.4 million for the three months ended December 31, 2020, from $5.7 million for the three months ended December 31, 2019, primarily due to a decreased average LIBOR during the three months ended December 31, 2020, as compared to the three months ended December 31, 2019, as well as the Company entering into three-year floating-to-fixed interest rate swap agreements with an average fixed interest rate of 0.32%. Amortization of deferred finance fees for the three months ended December 31, 2020 was $0.5 million, a decrease of $0.5 million from $1.0 million for the three months ended December 31, 2019.

Liquidity

As at December 31, 2020, the Company had $58.4 million (December 31, 2019: $51.7 million) available in cash and cash equivalents. The Company drew down an additional $9.6 million from its revolving credit facilities in the fourth quarter in order to maintain a strong liquidity position and financial flexibility, resulting in an increase in amounts outstanding on these facilities. The following debt and lease liabilities (net of deferred finance fees) were outstanding as at the dates indicated:

	As at
	December 31, 2020	December 31, 2019
Cash	$58,365,330	$51,723,107

Finance leases (net of sellers' credit)	194,824,384	212,799,694
Senior Debt	157,710,865	163,264,006
Revolving Credit Facilities	53,631,491	44,019,007
Total debt	406,166,740	420,082,707

Total net debt	$347,801,410	$368,359,600

Conference Call

The Company plans to have a conference call on February 10, 2021 at 10:00 a.m. Eastern Time to discuss its results for the quarter ended December 31, 2020. All interested parties are invited to listen to the live conference call and slide presentation by choosing from the following options:

  By dialing 844–492–3728 (U.S.) or 412–542–4189 (International) and referencing "Ardmore Shipping."
  By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through February 17, 2021 at 877–344–7529 or 412–317–0088. Enter the passcode 10151864 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company's website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers.

We are strategically focused on modern, fuel-efficient, mid-size product and chemical tankers. We actively pursue opportunities to exploit the overlap we believe exists between the clean petroleum product ("CPP") and chemical sectors in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers. Our fuel-efficient operations are designed to enhance our investment returns and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design and Eco-mod vessels. Our acquisition strategy is to continue to build our fleet with Eco-design newbuildings and modern second-hand vessels that can be upgraded to Eco-mod. We have a resolute focus on both high-quality service and efficient operations, and we believe that our corporate overhead and operating expenses are among the lowest of our peers.

Ardmore Shipping Corporation
Unaudited Condensed Consolidated Balance Sheets
Expressed in U.S. Dollars, except as indicated)

	As at
	December 31, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	58,365,330	51,723,107
Receivables, net of allowance for bad debts of $0.5 million (2019: $0.9 million)	17,808,496	30,083,358
Prepaid expenses and other assets	3,683,910	1,940,030
Advances and deposits	2,516,646	4,114,065
Inventories	10,274,062	10,158,735
Vessel held for sale	9,895,000	—
Total current assets	102,543,444	98,019,295

Non-current assets
Vessels and vessel equipment, net	631,458,305	660,823,330
Deferred drydock expenditures, net	10,216,090	7,668,711
Advances for Ballast water treatment systems	2,568,874	384,408
Other non-current assets, net	678,632	917,222
Amount receivable in respect of finance leases	2,880,000	2,880,000
Operating lease, right-of-use asset	1,662,510	1,745,464
Total non-current assets	649,464,411	674,419,135

TOTAL ASSETS	752,007,855	772,438,430

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	9,125,321	4,789,935
Accrued expenses and other liabilities	11,233,767	16,278,084
Accrued interest on debt and finance leases	769,304	880,183
Current portion of long-term debt	22,456,396	20,216,171
Current portion of finance lease obligations	18,454,222	17,975,322
Current portion of derivative liabilities	397,418	—
Current portion of operating lease obligations	463,559	289,231
Total current liabilities	62,899,987	60,428,926

Non-current liabilities
Non-current portion of long-term debt	188,054,568	187,066,842
Non-current portion of finance lease obligations	179,250,162	197,704,372
Non-current portion of derivative liabilities	433,974	—
Non-current portion of operating lease obligations	1,034,218	1,182,522
Total non-current liabilities	368,772,922	385,953,736

Stockholders' equity
Common stock	352,067	350,192
Additional paid in capital	418,180,983	416,841,494
Accumulated other comprehensive loss	(729,135)	—
Treasury stock	(15,635,765)	(15,348,909)
Accumulated deficit	(81,833,204)	(75,787,009)
Total stockholders' equity	320,334,946	326,055,768

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	752,007,855	772,438,430

Ardmore Shipping Corporation
Unaudited Interim and Annual Condensed Consolidated Statements of Operations
(Expressed in U.S. Dollars, except for shares)

	Three months ended		Year ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Revenue, net	41,725,326	60,685,029	220,057,606	230,042,240

Voyage expenses	(19,888,091)	(22,606,473)	(81,253,212)	(96,056,391)
Vessel operating expenses	(16,422,424)	(15,971,685)	(62,546,733)	(62,546,606)
Charter hire costs	(1,211,978)	—	(1,367,528)	—
Depreciation	(8,268,960)	(8,032,954)	(32,187,324)	(32,322,695)
Amortization of deferred drydock expenditures	(1,712,360)	(1,359,418)	(6,198,245)	(4,803,069)
General and administrative expenses
Corporate	(3,063,281)	(3,561,327)	(15,122,906)	(14,951,996)
Commercial and chartering	(239,660)	(700,846)	(2,780,970)	(3,194,218)
Unrealized losses on derivatives	(25,588)	—	(113,591)	—
Interest expense and finance costs	(3,915,885)	(6,651,968)	(18,168,155)	(26,759,754)
Interest income	25,776	159,979	281,618	952,190
Loss on vessel held for sale	(6,447,309)	—	(6,447,309)	—
Loss on sale of vessels	—	—	—	(13,162,192)

(Loss) / Income before taxes	(19,444,434)	1,960,337	(5,846,749)	(22,802,491)

Income tax	(70,968)	(12,092)	(199,446)	(58,766)

Net (Loss) / Income	(19,515,402)	1,948,245	(6,046,195)	(22,861,257)

(Loss) / Earnings per share, basic and diluted	(0.59)	0.06	(0.18)	(0.69)

Adjusted (loss) / earnings (1)	(13,042,505)	2,485,146	514,705	(9,162,164)
Adjusted (loss) / earnings per share, basic	(0.39)	0.08	0.02	(0.28)
Adjusted (loss) / earnings per share, diluted	(0.39)	0.07	0.02	(0.28)

Weighted average number of shares outstanding, basic	33,237,297	33,097,831	33,241,936	33,097,831
Weighted average number of shares outstanding, diluted	33,237,297	33,409,296	33,443,250	33,097,831

____________________
(1)

Adjusted earnings / (loss) is a non-GAAP measure and is defined and reconciled under the "Non-GAAP Measures" section. Adjusted earnings / (loss) has been calculated as Earnings per share reported under US GAAP as adjusted for unrealized and realized gains and losses (see Non-GAAP Measures Section).

Ardmore Shipping Corporation
Unaudited Condensed Consolidated Statements of Cash Flows
(Expressed in U.S. Dollars)

	Year ended
	December 31, 2020	December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	(6,046,195)	(22,861,257)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	32,187,324	32,322,695
Amortization of deferred drydock expenditures	6,198,245	4,803,069
Share-based compensation	3,000,672	2,333,091
Loss on vessel held for sale	6,447,309	—
Loss on sale of vessels	—	13,162,192
Amortization of deferred finance fees	1,765,271	2,560,180
Unrealized losses on derivatives	113,591	—
Foreign exchange	108,978	(73,207)
Deferred drydock expenditures	(7,003,305)	(5,387,875)
Changes in operating assets and liabilities:
Receivables	12,274,862	(2,623,226)
Prepaid expenses and other assets	(1,743,880)	137,453
Advances and deposits	1,597,419	(1,981,261)
Inventories	(115,327)	2,653,304
Accounts payable	2,543,080	(3,672,559)
Accrued expenses and other liabilities	(5,098,531)	(48,663)
Accrued interest on debt and finance leases	(135,064)	(852,676)
Net cash provided by operating activities	46,094,449	20,471,260

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels	—	26,557,707
Payments for acquisition of vessels and vessel equipment	(18,720,337)	(2,599,827)
Advances for Ballast water treatment systems	(2,184,466)	114,235
Payments for other non-current assets	(88,630)	(177,950)
Net cash (used in) / provided by investing activities	(20,993,433)	23,894,165

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	20,375,243	201,462,500
Repayments of long-term debt	(18,017,863)	(222,198,713)
Repayments of finance leases	(18,650,009)	(26,510,556)
Payments for deferred finance fees	(220,000)	(2,298,587)
Repurchase of common stock	(286,856)	—
Payment of dividend	(1,659,308)	—
Net cash (used in) financing activities	(18,458,793)	(49,545,356)

Net increase / (decrease) in cash and cash equivalents	6,642,223	(5,179,931)

Cash and cash equivalents at the beginning of the year	51,723,107	56,903,038

Cash and cash equivalents at the end of the year	58,365,330	51,723,107

Ardmore Shipping Corporation
Unaudited Other Operating Data
(Expressed in U.S. Dollars, unless otherwise stated)

	Three months ended		Year ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
ADJUSTED EBITDA (1)	899,892	17,844,698	56,986,257	53,293,029

AVERAGE DAILY DATA

MR Tankers Spot TCE per day (2)	9,436	17,725	15,650	15,382

Fleet TCE per day (2)	9,764	16,899	15,355	14,686

Fleet operating expenses per day (3)	6,134	6,244	6,070	6,112
Technical management fees per day (4)	384	463	439	450
	6,518	6,707	6,509	6,562

MR Tankers Eco-Design
TCE per day (2)	9,603	18,149	15,993	15,781
Vessel operating expenses per day (5)	6,560	6,795	6,530	6,560

MR Tankers Eco-Mod
TCE per day (2)	9,052	16,133	14,284	14,062
Vessel operating expenses per day (5)	6,447	6,813	6,540	6,636

Prod/Chem Tankers Eco-Design (25k - 38k Dwt)
TCE per day (2)	10,916	14,284	14,332	12,420
Vessel operating expenses per day (5)	6,475	6,498	6,434	6,409

FLEET
Average number of owned operating vessels	26.0	25.0	25.4	25.6
____________________
(1)	Adjusted EBITDA is a non-GAAP measure and is defined and reconciled to the most directly comparable U.S. GAAP measure under the "Non-GAAP Measures" section.
(2)

Time Charter Equivalent ("TCE") rate, a non-GAAP measure, represents net revenues (revenues less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in the Company's possession less off-hire days generally associated with drydocking or repairs, and idle days associated with repositioning of vessels held for sale. Net revenue utilized to calculate TCE is determined on a discharge to discharge basis, which is different from how the Company records revenue under U.S. GAAP. Under discharge to discharge, revenues are recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.

(3)

Fleet operating expenses per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. These amounts do not include expenditures related to upgradings and enhancements or other non-routine expenditures which were expensed during the period.

(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating expenses per day include technical management fees.

Ardmore Shipping Corporation
Fleet Details at December 31, 2020
(Expressed in Millions of U.S. Dollars, other than per share amount)

										Estimated Resale	Estimated
										Newbuilding	Depreciated
					Cargo		Cargo	Inerting	Eco	Price (1)	Replacement
Vessel	IMO	Built	Country	DWT	Capacity (m3)	Engine Type	Segregations	System	Specification	December 31, 2020	Value (2)
Seavaliant	IMO2/3	Feb–13	S. Korea	49,998	53,361	6S50 ME-C8.2	6	IG Plant	Eco-Design	$34.50	$24.68
Seaventure	IMO2/3	Jun–13	S. Korea	49,998	53,375	6S50 ME-C8.2	6	IG Plant	Eco-Design	$34.50	$25.03
Seavantage	IMO2/3	Jan–14	S. Korea	49,997	53,288	6S50 ME-B9.2	6	IG Plant	Eco-Design	$34.50	$25.80
Seavanguard	IMO2/3	Feb–14	S. Korea	49,998	53,287	6S50 ME-B9.2	6	IG Plant	Eco-Design	$34.50	$25.89
Sealion	IMO2/3	May–15	S. Korea	49,999	52,928	6S50 ME-B9.2	6	IG Plant	Eco-Design	$34.50	$27.49
Seafox	IMO2/3	Jun–15	S. Korea	49,999	52,930	6S50 ME-B9.2	6	IG Plant	Eco-Design	$34.50	$27.59
Seawolf	IMO2/3	Aug–15	S. Korea	49,999	52,931	6S50 ME-B9.2	6	IG Plant	Eco-Design	$34.50	$27.76
Seahawk	IMO2/3	Nov–15	S. Korea	49,999	52,931	6S50 ME-B9.2	6	IG Plant	Eco-Design	$34.50	$28.03
Endeavour	IMO2/3	Jul–13	S. Korea	49,997	53,637	6S50 ME-C8.2	6	IG Plant	Eco-Design	$34.50	$25.18
Enterprise	IMO2/3	Sep–13	S. Korea	49,453	52,774	6S50 ME-B9.2	6	IG Plant	Eco-Design	$34.50	$25.38
Endurance	IMO2/3	Dec–13	S. Korea	49,466	52,770	6S50 ME-B9.2	6	IG Plant	Eco-Design	$34.50	$25.67
Encounter	IMO2/3	Jan–14	S. Korea	49,494	52,776	6S50 ME-B9.2	6	IG Plant	Eco-Design	$34.50	$25.73
Explorer	IMO2/3	Jan–14	S. Korea	49,478	52,775	6S50 ME-B9.2	6	IG Plant	Eco-Design	$34.50	$25.82
Exporter	IMO2/3	Feb–14	S. Korea	49,466	52,770	6S50 ME-B9.2	6	IG Plant	Eco-Design	$34.50	$25.91
Engineer	IMO2/3	Mar–14	S. Korea	49,420	52,789	6S50 ME-B9.2	6	IG Plant	Eco-Design	$34.50	$26.00
Seamariner	IMO3	Oct–06	Japan	45,726	52,280	6S50MC–6.1	3	Flue Gas	Eco-Mod	$34.50	$10.00(3)
Sealeader	IMO3	Jun–08	Japan	47,451	52,527	6S50MC–6.1	3	Flue Gas	Eco-Mod	$34.50	$18.48
Sealifter	IMO3	Aug–08	Japan	47,463	52,534	6S50MC–6.1	3	Flue Gas	Eco-Mod	$34.50	$18.74
Sealancer	IMO3	Jul–08	Japan	47,472	52,467	6S50MC–6.1	3	Flue Gas	Eco-Mod	$34.50	$18.59
Seafarer	IMO3	Jun–10	Japan	49,999	52,111	6S50MC-6.1	3	Flue Gas	Eco-Mod	$34.50	$21.08
Dauntless	IMO2	Feb–15	S. Korea	37,764	41,620	6S50 ME-B9.2	14	Nitrogen	Eco-Design	$33.00	$25.87
Defender	IMO2	Feb–15	S. Korea	37,791	41,620	6S50 ME-B9.2	14	Nitrogen	Eco-Design	$33.00	$25.91
Cherokee	IMO2	Jan–15	Japan	25,215	28,475	6S46 ME-B8.3	12	Nitrogen	Eco-Design	$28.50	$22.13
Cheyenne	IMO2	Mar–15	Japan	25,217	28,490	6S46 ME-B8.3	12	Nitrogen	Eco-Design	$28.50	$22.37
Chinook	IMO2	Jul–15	Japan	25,217	28,483	6S46 ME-B8.3	12	Nitrogen	Eco-Design	$28.50	$22.69
Chippewa	IMO2	Nov–15	Japan	25,217	28,493	6S46 ME-B8.3	12	Nitrogen	Eco-Design	$28.50	$23.01
											$620.85

								Cash / Debt / Working Capital / Other Assets			$(339.14)
								Total Asset Value (Assets) (4)			$281.71
								DRV / Share (4)(5)			$8.49

								Ardmore Commercial Management (6)			$20.61
								Total Asset Value (Assets & Commercial Mgt.) (4)			$302.32
								DRV / Share (4)(5)			$9.11

____________________
1.	Based on the average of two broker estimates of prompt resale for a newbuild vessel of equivalent deadweight tonne at a yard in South Korea as at December 31, 2020.
2.

Depreciated Replacement Value ("DRV") is based on estimated resale price for a newbuild vessel depreciated for the age of each vessel (assuming an estimated useful life of 25 years on a straight-line basis and assuming a residual scrap value of $300 per tonne which is in line with Ardmore's depreciation policy). The Company's estimates of DRV assume that its vessels are all in good and seaworthy condition without the need for repair and, if inspected, that they would be certified in class without notations of any kind. Vessel values are highly volatile and, as such, the Company's estimates of DRV may not be indicative of the current or future value of its vessels, or prices that the Company could achieve if it were to sell them.

3.	Ardmore Seamariner recognized as held for sale as at December 31, 2020 and subsequently delivered to the buyer on January 14, 2021.
4.

Depreciated Asset Value ("DRV") and DRV per share are non-GAAP measures. Management believes that many investors use DRV as a reference point in assessing valuation of fleets of ships and similar assets.

5.	DRV / Share calculated using 33,186,603 shares outstanding as at December 31, 2020.
6.

Ardmore Commercial Management is management's estimate of the value of Ardmore's commercial management and pooling business. The estimate is based on industry standard commercial management and pooling fees in determining revenue less Ardmore's commercial and chartering overhead (as stated in Ardmore's Statement of Operations) and applying an illustrative multiple to the resulting net earnings of 7x. The multiple is illustrative only and may not be indicative of the valuation multiple the Company could achieve if it were to sell its commercial management and pooling business. Revenue of this business is comprised of (i) commission (1.25% for standard product tankers and 2.5% for chemical tankers) on gross freight based on estimated current TCE rates grossed up for voyage expenses and (ii) administration fee of $300 per vessel per day. These rates may vary over time.

CO2 Emissions Reporting (1)

In April 2018, the International Maritime Organization's ("IMO") Marine Environment Protection Committee ("MEPC") adopted an initial strategy for the reduction of greenhouse gas ("GHG") emissions from ships, setting out a vision to reduce GHG emissions from international shipping and phase them out as soon as possible. Ardmore is committed to transparency and contributing to the reduction of CO2 emissions in the Company's industry. Ardmore's reporting methodology is in line with the framework set out within the IMO's Data Collection System ("DCS") initiated in 2019.

	Three months ended		Twelve months ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019

Number of Owned Vessels in Operation (at period end)	27	25	27	25
Fleet Average Age	7.7	6.4	7.7	6.4

CO2 Emissions Generated in Metric Tonnes	99,479	98,650	389,721	422,984
Distance Travelled (Miles)	359,556	343,784	1,441,703	1,467,784
Fuel Consumed in Metric Tonnes	31,355	31,526	122,899	133,761

Annual Efficiency Ratio (AER) for the period (2)
Fleet	6.18 g / tm	6.46 g / tm	6.04 g / tm	6.41 g / tm
MR Eco-Design	5.87 g / tm	6.20 g / tm	5.71 g / tm	6.11 g / tm
MR Eco-Mod	6.58 g / tm	6.05 g / tm	6.36 g / tm	6.30 g / tm
Chemical	7.22 g / tm	8.08 g / tm	7.40 g / tm	8.14 g / tm

Energy Efficiency Operational Indicator (EEOI) for the period (3)
Fleet	14.53 g / ctm	12.92 g / ctm	12.37 g / ctm	12.84 g / ctm
MR Eco-Design	14.90 g / ctm	13.33 g / ctm	12.01 g / ctm	12.54 g / ctm
MR Eco-Mod	16.46 g / ctm	12.96 g / ctm	12.82 g / ctm	12.98 g / ctm
Chemical	12.12 g / ctm	11.84 g / ctm	13.20 g / ctm	13.66 g / ctm

Wind Force (% greater than 4 on Beaufort Scale)	50.70%	42.40%	42.16%	44.65%

tm = tonne-mile
ctm = cargo tonne-mile

Ardmore Performance

Ardmore is continuing to perform well, on an annual basis on both AER and EEOI. Notably results vary quarter to quarter depending on ship activity, ballast / laden ratio, cargo carried, weather, waiting time and time in port, however analysis is presented on a trailing 12-month basis to provide an accurate assessment of Ardmore's progress and to mitigate any seasonality.
The impact of weather was higher in the quarter ended December 31, 2020 compared to prior periods (based on Beaufort Scale wind force rating being greater than 4), which adversely affects the ability to optimize fuel consumption.
Ardmore's carbon emissions for 2020 are 389,721 metric tonnes of CO2, a decrease of 7.9% in comparison to 2019. On an overall basis Ardmore's AER for the period decreased by 5.8% to 6.04 g / tm in 2020, from 6.41 g / tm in 2019.
While the EEOI shows a decrease of a 3.6% to 12.37 g / ctm, from 12.84 g / ctm.
Continued improvements are being achieved through a combination of technological advancements and operational optimization.

____________________

[1] Ardmore's emissions data is based on the reporting tools and information reasonably available to Ardmore and its applicable third-party technical managers for Ardmore's owned fleet. Management assesses such data and may adjust and restate the data to reflect latest information. It is expected that the shipping industry will continue to refine the performance measures for emissions and efficiency over time.  AER and EEOI metrics are impacted by external factors such as charter speed, vessel orders and weather, in conjunction with overall market factors such as cargo load sizes and fleet utilization rate. As such, variance in performance can be found in the reported emissions between two periods for the same vessel and between vessels of a similar size and type. Furthermore, other companies may report slight variations (e.g. some shipping companies report CO2 in tonnes per kilometre as opposed to CO2 in tonnes per nautical mile) and consequently it is not always practical to directly compare emissions from different companies. The figures reported above represent Ardmore's initial findings; the Company is committed to improving the methodology and transparency of its emissions reporting in line with industry best practices. Accordingly, the above results may vary as the methodology and performance measures set out by the industry evolve.

[2] Annual Efficiency Ratio ("AER") is a measure of carbon efficiency using the parameters of fuel consumption, distance travelled, and design deadweight tonnage ("DWT"). AER is reported in unit grams of CO2 per ton-mile (gCO2/dwt-nm). It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) DWT multiplied by distance travelled in nautical miles

[3] Energy Efficiency Operational Indicator ("EEOI") is a tool for measuring CO2 gas emissions in a given time period per unit of transport work performed. It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) cargo carried in tonnes multiplied by laden voyage distance in nautical miles. This calculation is performed as per IMO MEPC.1/Circ684

Non-GAAP Measures
This press release describes EBITDA, Adjusted EBITDA and Adjusted earnings / (loss), which are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels. Adjusted earnings / (loss) excludes certain items from net income / (loss), including gain or loss on sale of vessels and write-off of deferred finance fees, because they are considered to be not representative of its operating performance.

These non-GAAP measures are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. EBITDA and Adjusted EBITDA increases the comparability of the Company's fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA, Adjusted EBITDA and Adjusted earnings / (loss) as financial and operating measures assists investors in making investment decisions regarding the Company and its common stock.

These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies. All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

	Three months ended		Year ended
Reconciliation of net (loss) / income to EBITDA and Adjusted EBITDA	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Net (loss) / Income	(19,515,402)	1,948,245	(6,046,195)	(22,861,257)
Interest income	(25,776)	(159,979)	(281,618)	(952,190)
Interest expense and finance costs	3,915,885	6,651,968	18,168,155	26,759,754
Income tax	70,968	12,092	199,446	58,766
Unrealized losses on derivatives	25,588	—	113,591	—
Depreciation	8,268,960	8,032,954	32,187,324	32,322,695
Amortization of deferred drydock expenditures	1,712,360	1,359,418	6,198,245	4,803,069
EBITDA	(5,547,417)	17,844,698	50,538,948	40,130,837
Loss on vessel held for sale	6,447,309	—	6,447,309	—
Loss on sale of vessels	—	—	—	13,162,192
ADJUSTED EBITDA	899,892	17,844,698	56,986,257	53,293,029

	Three months ended		Year ended
Reconciliation of net (loss) / income to Adjusted (loss) / earnings	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Net (loss) / Income	(19,515,402)	1,948,245	(6,046,195)	(22,861,257)
Loss on vessel held for sale	6,447,309	—	6,447,309	—
Loss on sale of vessels	—	—	—	13,162,192
Write-off of deferred finance fees	—	536,901	—	536,901
Unrealized losses on derivatives	25,588	—	113,591	—
Adjusted (loss)/ earnings (1)	(13,042,505)	2,485,146	514,705	(9,162,164)

Adjusted (loss) / earnings per share, basic	(0.39)	0.08	0.02	(0.28)
Adjusted (loss) / earnings per share, diluted	(0.39)	0.07	0.02	(0.28)

Weighted average number of shares outstanding, basic	33,237,297	33,097,831	33,241,936	33,097,831
Weighted average number of shares outstanding, diluted	33,237,297	33,409,296	33,443,250	33,097,831
____________________
[1] Adjusted (loss) / earnings has been calculated as Earnings per share reported under US GAAP as adjusted for realized and unrealized gains and losses (see Non-GAAP Measures section).

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. In some cases, you can identify the forward-looking statements by the use of words such as "believe", "anticipate", "intends", "estimate", "forecast", "plan", "potential", "may", "expect", and similar expressions.

Forward looking statements in this press release include, among others, the following statements: future operating or financial results; global and regional economic conditions and trends; shipping market trends and market fundamentals, including tanker demand and future growth rates; the effect of the novel coronavirus pandemic on the Company's business, financial condition and the results of operation; the Company's expectations regarding the timing and impact of economic recovery from the novel coronavirus pandemic; expected employment of the Company's vessels during the first quarter of 2021; expected drydocking days in the first quarter of 2021; management's estimates of the Depreciated Replacement Value (DRV) of its vessels; management's estimate of the value of the Company's commercial management and pooling business; and trends in the Company's performance as measured by energy efficiency and emission-reduction metrics; regarding emissions; the impact of energy transition on the Company and the markets in which the Company operates; expected timing of publication of Progress Report on Ardmore's ESG goals; and expected continuation of refinement by the shipping industry of performance measures for emissions and efficiency. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company's future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the amount of the world tanker fleet used for storage purposes; current expected spot rates compared with current and expected charter rates; the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company's vessels; the effect of the novel coronavirus pandemic on, among others, oil demand, the Company's business, financial condition and results of operation, including our liquidity; fluctuations in oil prices; changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; changes in governmental rules and regulations or actions taken by regulatory authorities; the Company's ability to charter vessels for all remaining revenue days during the first quarter of 2021 in the spot market; vessels breakdowns and instances of off-hire; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission, including the Company's Form 20–F for the year ended December 31, 2020, for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman	Mr. Bryan Degnan
The IGB Group	The IGB Group
45 Broadway, Suite 1150	45 Broadway, Suite 1150
New York, NY 10006	New York, NY 10006
Tel: 212–477–8438	Tel: 646–673–9701
Fax: 212–477–8636	Fax: 212–477–8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com